SurModics, Inc.
9924 West 74th Street
Eden Prairie, MN 55344
March 24, 2008
Via EDGAR
Securities and Exchange Commission
Attention: Melissa Feider
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SurModics, Inc. Form 10-K for the Fiscal Year Ended December 14, 2007 Filed December 14, 2007 File No. 000-23837
Dear Ms. Feider:
     I am writing this letter to confirm our recent conversation regarding the deadline for SurModics, Inc.’s response to the SEC staff’s comment letter dated February 29, 2008 regarding the above-referenced filing. As we discussed, you agreed that the Company’s response would be considered timely if filed in the first week of April 2008.
     We appreciate the staff’s courtesy in responding to this request.

Very truly yours,

Philip D. Ankeny
Chief Financial Officer